ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust” or “Enterra”) for the three-month period ended March 31, 2008.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Trust for the year ended December 31, 2007, as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Trust for the three-month period ended March 31, 2008.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This MD&A was written as of May 12, 2008.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A includes forward-looking statements.  All statements other than statements of historical facts contained in this MD&A, including statements regarding the future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements.  The Trust has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions as described elsewhere in this MD&A.

Other sections of this MD&A may include additional factors that could adversely affect the business and financial performance.  Moreover, the Trust operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events or performance.  The Trust cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

SPECIAL NOTE REGARDING NON-GAAP TERMS

This document contains the terms “funds from operations” and “netback”, which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of performance.  The Trust considers netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net loss as determined in accordance with Canadian GAAP as an indicator of performance. Funds from operations and netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of netback to net loss can be found in the non-GAAP financial measures section of this MD&A.

CERTAIN FINANCIAL REPORTING MEASURES

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

OVERVIEW

Background

Enterra is a Canadian oil and gas trust with trust units listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The head office of Enterra is located in Calgary, Alberta and its United States office is located in Oklahoma.

The Trust portfolio of crude oil, natural gas liquids and natural gas interests is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma. Average production for Q1 2008 of 10,894 boe per day was comprised of approximately 63% natural gas and 37% crude oil and natural gas liquids.

Current Focus of the Trust

A primary goal for 2008 is the reduction of debt with the long-term goal to improve the balance sheet.  At the same time, select capital reinvestment projects thought to have the best performance on a near term basis are being pursued and to the extent possible, production rates and reserve values are being preserved.  It is not anticipated that production and reserves values can be held flat with the current capital budget of $30.0 million for 2008.  With commodity prices well above prices used for internal budget purposes, management will evaluate the best use of cash flows in excess of the budget and determine whether to increase capital spending and/or reduce debt.  Cost reduction at operating and overhead levels will also be important to achieving both debt reduction and capital reinvestment goals.

Distributions to Unitholders

In September 2007 the Trust suspended its monthly distributions in order to redirect its cash flow to the repayment of debt.  In December 2007 the board of directors determined to further suspend distributions until at least November 20, 2008 and this suspension became a term of the further amended credit facility dated December 18, 2007.  The curtailment of distributions has and will allow the redirection of cash flow to debt reduction, while maintaining a conservative capital reinvestment program for 2008.

Current Status of Debt Agreements

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting standards.  The going concern basis of presentation assumes that the Trust will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The debt agreements of the Trust currently require that borrowings under the second-lien facility, which is currently at $29.1 million, (see note 5) be reduced to $28.0 million by June 30, 2008.  Furthermore, the Trust must make interest payments on its convertible debentures (see note 6) of approximately $4.9 million on June 30, 2008.  Per the relevant agreements, the Trust cannot use cash flow from operations to fund the required debt and interest repayments.  Therefore, the Trust must use proceeds from asset dispositions or the issuance of new equity or new borrowings to make the required payments.  If the Trust is not able to meet these commitments by June 30, 2008 then the going concern assumption may not be appropriate and adjustments to the carrying values of assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used may be necessary.

Management believes that they have several options available to meet these commitments including; renegotiating these cash restrictions with the banking syndicate and funding the payments through cash flow or refinancing the entire bank syndicate debt with a debt facility with more flexible terms.  Management is in ongoing discussions with the banking syndicate and expects to have this issue resolved in Q2 2008.

OVERALL PERFORMANCE

Average production decreased by 8% to 10,894 boe per day in Q1 2008 from 11,856 boe per day in Q1 2007.  Enterra exited the quarter with sales volumes of approximately 10,562 boe per day, 11% lower than the Q1 2007 exit rate of 11,876 boe per day.  The decline in average production was primarily due to the sale of previously announced properties which closed during Q1.

Overall, oil prices received in Q1 2008 increased 36% from Q1 2007.  Gas prices received were slightly higher than Q1 2007.  The increased prices received by Enterra combined with the 8% decrease in production resulted in total revenues, prior to the mark-to-market adjustments, increasing 11% from Q1 2007.  Operating expenses decreased 11% in Q1 2008 to $14.03 per boe compared to $14.59 per boe in Q1 2007.  G&A expenses increased 8% in Q1 2008 to an average of $6.10 per boe from $5.66 per boe in Q1 2007.

Interest expenses remained consistent in Q1 2008 compared to Q1 2007 at $4.9 million due to the combined effect of lower average borrowings on bank indebtedness in 2008 offset by the issuance of an additional $40.0 million in convertible debentures on April 27, 2007.  The overall impact was that funds from operations increased by 34% to $24.0 million in Q1 2008 from $18.0 million in Q1 2007.

In January and February of 2008, the Trust disposed of certain Canadian oil and gas assets for net cash proceeds of $39.5 million.  The Trust anticipates further net proceeds of $1.5 million upon the closing of an additional property sale in Q2 2008.  The proceeds were directed to debt repayment.

Summary of Financial and Operating Results (in thousands except for volumes and percentages)
	Three months ended March 31
	2008	2007	Change
Revenues	53,503	44,010	22%
Average sales (boe per day)	10,894	11,856	(8%)
Exit sales rate (boe per day)	10,562	11,876	(11%)
Cash provided by operating activities	13,229	22,757	(42%)
Funds from operations (1)	24,043	17,964	34%
Net loss	(1,907)	(62,752)	(97%)
Net loss per trust unit – basic	$(0.03)	(1.12)	(97%)
Weighted average number of trust units outstanding – basic	61,436	56,231	9%
Average price per barrel of oil	$78.41	$57.66	36%
Average price per mcf of natural gas	$8.42	$7.88	7%
Operating expenses per boe	$14.03	$14.59	(4%)
Corporate netback (2) per boe	$22.59	$15.02	50%

(1)  Funds from operations are a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure

(2)  Netback is a non-GAAP financial measure.  See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

QUARTERLY FINANCIAL INFORMATION

	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	53,503	44,470	55,685	62,871	44,010	56,043	73,335	67,313
Loss before taxes and NCI (1)	(9,457)	(55,618)	(41,227)	(8,173)	(72,968)	(101,242)	(6,879)	(10,579)
Net earnings (loss)	(1,907)	(39,481)	(47,681)	7,878	(62,752)	(69,189)	3,000	(296)
Net earnings (loss) per unit basic and diluted	$(0.03)	$(0.64)	$(0.78)	$0.13	$(1.12)	$(1.40)	$0.07	$(0.01)
Distributions declared per unit (US$)	-	-	$0.12	$0.18	$0.18	$0.36	$0.36	$0.54

(1) Non-controlling interest

The increase in revenue in Q1 2008 was due to higher realized prices.  This combined with reductions in both operating expense and general and administrative expenditures resulted in a smaller loss for the quarter.  The significant net losses in Q4 2007, Q3 2007, Q1 2007 and Q4 2006 were due to ceiling test and goodwill impairment losses that were recorded in the periods.

RESULTS OF OPERATIONS

Average production for Q1 2008 decreased 8% to 10,894 boe per day from 11,856 boe per day in Q1 2007.  The decline in average production was due primarily to the sale of properties previously announced which closed during Q1.  After exclusion of Q1 production relating to properties which were sold, the average production during the quarter would have been 10,262 boe per day in Q1 2008.

Average production during Q1 2008 consisted of 4,023 bbls per day of oil and natural gas liquids (“NGL”) and 41,227 mcf per day of natural gas, resulting in a mix of 37% oil and NGL and 63% natural gas.  The exit production rate was 10,562 boe per day at March 31, 2008.  The improvement in the Q1 2008 exit rate compared to the average production excluding sold properties for the quarter is mainly as a result of production restored in Oklahoma that was lost during the December ice storms.  Enterra was able to repair the damage caused by the ice storm and bring its wells back online fairly quickly.

In Q1 2008, Enterra participated in the drilling of 7 (1.5 net) wells, all in Oklahoma.  All wells in Oklahoma were drilled by a joint venture partner under an area farmout agreement that resulted in the joint venture partner paying 100% of the drilling and completion costs in exchange for 70% working interest.  Overall, the drilling in Oklahoma resulted in 7 (1.5 net) gas wells, resulting in a success rate of 100%.  No wells were drilled in Canada during Q1 2008 as capital expenditures were delayed to ensure bank obligations were satisfied.

Canadian Operations

Production in Canada for Q1 2008 was down compared to Q1 2007 with the acquisition of Trigger Resources in Q2 2007 being offset by natural declines and the asset disposition program of Enterra that saw the closing of three property sales during the quarter.  Volumes averaged 6% lower at 6,284 boe per day in Q1 2008 compared to 6,687 boe per day in Q1 2007 and 16% lower compared to 7,512 boe per day in Q4 2007.  Gas represented approximately 45% of total production in Q1 2008 versus 43% in Q1 2007 on a boe basis.  The Q1 2008 exit rate for Canada was 5,819 boe per day.

Although no wells were drilled in Canada during Q1, the technical team continued to refine, develop and prioritize prospect inventory in Canada.  Enterra has identified and approved 5 drilling locations in Canada so far and it is anticipated that drilling of these wells will begin in Q2.

U.S. Operations

Production in the United States averaged a total of 4,610 boe per day during Q1 2008, of which 88% was natural gas.  Production decreased by 11% from 5,169 boe per day in Q1 2007 due to higher natural declines in older wells and reduced production in the early stages of the quarter due to damage resulting from the December ice storms.  The Q1 2008 exit rate for the U.S. was 4,743 boe per day.

In Q1 2008, the Trust participated in the drilling of 7 (1.5 net) wells, all in Oklahoma.  Of these wells four have yet to be tied in.

Production
	Three months ended March 31
	2008	2007	Change
Daily sales volumes – average
Oil & NGL (bbls per day)	4,023	4,594	(12%)
Natural gas (mcf per day)	41,227	43,573	(5%)
Total (boe per day)	10,894	11,856	(8%)

Daily sales volumes - exit rate
Oil & NGL (bbls per day)	3,876	4,223	(8%)
Natural gas (mcf per day)	40,118	45,922	(13%)
Total (boe per day)	10,562	11,876	(11%)

Sales volumes mix by product
Oil & NGL	37%	39%
Natural gas	63%	61%
	100%	100%

Production by Geographic Area
	Three months ended March 31, 2008
	Canada	U.S.
Daily sales volumes – average
Oil & NGL (bbls per day)	3,484	539
Natural gas (mcf per day)	16,801	24,426
Total (boe per day)	6,284	4,610

Daily sales volumes - exit rate
Oil & NGL (bbls per day)	3,284	592
Natural gas (mcf per day)	15,210	24,908
Total (boe per day)	5,819	4,743

Sales volumes mix by product
Oil & NGL	55%	12%
Natural gas	45%	88%
	100%	100%

COMMODITY PRICING

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The price of natural gas in the United States is benchmarked on the New York Mercantile Exchange (“NYMEX”) and expressed in U.S. dollars per million British Thermal Units (“mmbtu”).  In Western Canada the benchmark is the price at the AECO hub and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Enterra expresses its realized prices for oil and gas in Canadian dollars.

Oil prices for Q1 2008 increased 44% to an average of $97.90 per bbl from $68.18 per bbl in Q1 2007.  The effect of the increase was offset by a 18% year over year weakening of the U.S. dollar against the Canadian dollar, with the exchange rate rising to an average of US$1.00 per Canadian dollar in Q1 2008 from an average of US$0.85 per Canadian dollar in Q1 2007.

Natural gas prices for Q1 2008 on the NYMEX increased to an average of US$8.07 per mmbtu from US$6.96 per mmbtu in Q1 2007.  In Canada, AECO pricing was slightly higher than Q1 2007 levels, averaging $7.90 per GJ.

The Q1 2008 average price received for oil, net of commodity contract settlements increased 36% to $78.41 per bbl from $57.66 per bbl in Q1 2007.  The Q1 2008 average price received for natural gas, net of commodity contract settlements, was up 7% to $8.42 per mcf from $7.88 per mcf in Q1 2007.

The Trust has a policy allowing various commodity contracts to be put in place for up to 50% of its projected gross production up to 24 months in advance, using price collars and avoiding fixed price sales, so that the Trust is less exposed to significant short-term downward swings in commodity prices.

Pricing
Pricing benchmarks	Three months ended March 31
	2008	2007	Change
WTI (US$ per bbl)	97.90	58.27	68%
Average exchange rate: US$ to Cdn$1.00	1.00	0.85	(18%)
WTI (Cdn$ per bbl)	97.90	68.18	44%
AECO monthly index (Cdn$ per GJ)	7.90	7.40	7%
NYMEX (US$ per mmbtu)	8.07	6.96	16%
Average prices received
Oil (Cdn$ per bbl)	84.61	57.63	47%
Natural gas (Cdn$ per mcf)	8.15	7.55	8%
Oil commodity contract settlements (Cdn$ per bbl)	(6.20)	0.03	N/A
Natural gas commodity contract settlements (Cdn$ per mcf)	0.27	0.33	(18%)
Combined oil and NGL (Cdn$ per bbl)	78.41	57.66	36%
Combined natural gas (Cdn$ per mcf)	8.42	7.88	7%
Total (Cdn$ per boe)	60.84	51.04	19%

At March 31, 2008, the following financial derivatives and fixed price contracts were outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	7.95 (US$ per mmbtu)	2,000 mmbtu	April 1, 2008 – October 31, 2008
Collars	Gas	6.50 by 10.50 (US$ per mmbtu)	3,000 mmbtu	April 1, 2008 – October 31, 2008
Three way collars	Gas	7.25 by 9.75 (US$ per mmbtu) (1)	5,000 mmbtu	April 1, 2008 – October 31, 2008

Collars	Oil	55.00 by 75.25 (US$ per bbl)	500 bbl	January 1, 2008 – June 30, 2008
Floors	Oil	62.00 (US $ per bbl)	500 bbl	February 1, 2008 – June 30, 2008
Collars	Oil	62.00 by 75.60 (US $ per bbl)	500 bbl	April 1, 2008 – June 30, 2008
Collars	Oil	62.00 by 80.50 (US$ per bbl)	500 bbl	July 1, 2008 – December 31, 2008
Collars	Oil	62.00 by 80.05 (US$ per bbl)	500 bbl	July 1, 2008 – December 31, 2008
Collars	Oil	72.00 by 91.50 (US$ per bbl)	500 bbl	January 1, 2009 – December 31, 2009

(1) In the event that Nymex declines below $6.00 Enterra will lose its $7.25 floor protection but will receive a premium of $1.25 US per mmbtu

Enterra had the following physical contracts outstanding as at March 31, 2008:

Fixed	Gas	$7.84 per GJ	2000 GJ per d	April 1, 2008 – October 31, 2008
Collars	Oil	72.00 by 91.50 (US$ per bbl)	500 bbl	January 1, 2009 – December 31, 2009
Fixed purchase	Power (Alberta)	62.90 (Cdn$ per Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

As at March 31, 2008 the above commodity contracts had a net mark-to-market liability position of $11.7 million.  This liability relates primarily to record high oil prices and oil price volatility and does not necessarily reflect the expected future cash settlement value of these contracts.

REVENUES

Natural gas revenue for Q1 2008 was consistent with Q1 2007 at $31.6 million.  Natural gas production volumes for Q1 2008 decreased by 5% however this was offset by a 7% increase in the sales price of natural gas received for Q1 2008.  For oil and NGL, the 22% revenue increase from Q1 2007 was consistent with a 12% decrease in production volumes from Q1 2007, while the oil price received increased by 36%.  Overall, in Q1 2008 revenues increased by $9.5 million or 22% compared to Q1 2007. This increase was attributable to rising commodity prices.

Revenues (in thousands except for percentages)
	Three months ended March 31
	2008	2007	Change
Revenues
Oil and NGL	28,706	23,544	22%
Natural gas	31,608	30,914	2%
	60,314	54,458	11%
Unrealized mark-to-market (loss) on financial instruments	(6,811)	(10,448)	(35%)
Oil and natural gas revenues	53,503	44,010	22%

Revenues by Geographic area (in thousands)
	Three months ended March 31, 2008
	Canada	U.S.
Revenues
Oil and NGL	24,129	4,577
Natural gas	12,490	19,118
	36,619	23,695
Unrealized mark-to-market (loss) on financial instruments	(4,725)	(2,086)
Oil and natural gas revenues	31,894	21,609

ROYALTIES

Royalties include Crown, freehold and overriding royalties and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received for the sales. Overall, royalties increased in Q1 2008 compared to Q1 2007 primarily due to higher commodity prices.  As a percentage of revenue, royalties were 22% for both Q1 2008 and Q1 2007.  The impact of the disposition of certain Canadian properties in Q1 2008 was not significant to the amount of royalties paid.

In late October 2007, the Alberta provincial government announced a new oil and gas royalty regime to take effect January 1, 2009.  The government has provided some details of the proposed royalty regime, however after discussions with industry made further announcements in April 2008.  The Trust is currently assessing the net economic impact on its future financial performance and reserve values, however the overall impact is expected to be modest based on preliminary estimates generated by the independent engineers of Enterra.  At the end of March 2008, approximately 33% of production came from Alberta.

Royalties (in thousands except for percentages and per boe amounts)
	Three months ended March 31
	2008	2007	Change
Royalties	13,104	11,990	9%
As a percentage of revenues	22%	22%	-
Royalties per boe	$13.22	$11.24	18%

Royalties by Geographic Area (in thousands except for percentages and per boe amounts)
	Three months ended March 31, 2008
	Canada	U.S.
Royalties	7,589	5,515
As a percentage of revenues	21%	23%
Royalties per boe	$13.27	$13.15

OPERATING EXPENSE

In Q1 2008, operating costs decreased 4% to $14.03 per boe compared to $14.59 per boe in Q1 2007 and decreased 10% compared to $15.66 per boe in Q4 2007.

Canadian Assets

In Canada, Q1 2008 average operating expense increased by 7% to $17.12 per boe versus $16.01 per boe in Q1 2007.  Total operating expenses increased 2% in Q1 2008 to $9.8 million from $9.6 million in Q1 2007.  The increase in operating expenses from Q1 2007 is due to the sale of certain lower cost properties in Q1 2008 as part of the asset disposition program and higher than expected production declines in properties where fixed costs are a significant component of total operating expense.

U.S. Assets

Operating expense for the U.S. assets in Q1 2008 decreased to $9.83 per boe from a Q1 2007 average of $12.74 per boe.  The higher operating expenses in Q1 2007 related to an unusual number of pump failures in Oklahoma.  While operational efficiency has improved, the weakening of the U.S. dollar compared to Q1 2007 was a significant factor in the reduction of operating expenses in Oklahoma.  Total operating expense decreased 31% in Q1 2008 to $4.1 million from $5.9 million in Q1 2007.

Operating Expense (in thousands except for percentages and per boe amounts)
	Three months ended March 31
	2008	2007	Change
Operating expense	13,911	15,564	(11%)
Operating expense per boe	$14.03	$14.59	(4%)

Operating Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended March 31, 2008
	Canada	U.S.
Operating expense	9,789	4,122
Operating expense per boe	$17.12	$9.83

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) was consistent in Q1 2008 compared to Q1 2007.  Of the $6.0 million recorded in Q1 2008, $1.5 million related to non-cash stock-based compensation.  The cash component of G&A for Q1 2008 totalled $4.5 million compared to $4.7 million in Q1 2007.  Consistent with the focus of Enterra, management has been working to better manage these costs and was able to reduce costs in the first quarter of 2008.

General and Administrative Expense (in thousands except for percentages and per boe amounts)
	Three months ended March 31
	2008	2007	Change
G&A expense	6,049	6,036	-
G&A expense per boe	$6.10	$5.66	8%

INTEREST EXPENSE

Interest expense for Q1 2008 was $4.9 million comprised of interest on bank indebtedness of $2.0 million and $2.9 million of convertible debenture interest.   Interest expense on bank indebtedness decreased by $1.0 million compared to Q1 2007.  Enterra began the quarter with a lower balance in bank indebtedness of $172.0 million compared to December 31, 2006 of $188.2 million.

The decrease in interest on bank indebtedness was offset by a $1.0 million increase in the interest expense on convertible debentures.  At March 31, 2008, the 8.0% convertible debentures of $80.3 million remained unconverted.  The 8.25% convertible debentures issued on April 28, 2007 of $40.0 million with a maturity date of June 30, 2012 resulted in the increased interest expense of $1.0 million compared to Q1 2007 noted above.  A combined balance with a value of $120.3 million remains unconverted as at March 31, 2008.

Interest Expense (in thousands except for percentages and per boe amounts)
	Three months ended March 31
	2008	2007	Change
Interest expense on bank indebtedness, capital lease, and notes payable	2,030	3,055	(34%)
Interest expense on convertible debentures	2,831	1,785	59%
Interest expense	4,861	4,840	0%
Interest expense per boe on bank indebtedness, capital lease, and notes payable	$2.05	$2.86	(28%)
Interest expense per boe on convertible debentures	2.85	1.67	71%
Interest expense per boe	$4.90	$4.53	8%

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

DD&A expense decreased by 20% in Q1 2008 to $24.9 million compared to $30.9 million in Q1 2007 and decreased by 56% compared to $56.6 million in Q4 2007.  The decrease is caused by reduced property, plant and equipment values primarily as a result of the Q1 2008 asset dispositions.

At the end of Q1 2007 an impairment of $2.1 million was due to a ceiling test write down in the Canada cost center.  This charge was due to a reduction in the value of certain undeveloped lands and the incurrence of facility upgrade costs that did not result in additional reserve volumes.  In Q4 2007, an impairment of $24.1 million was required due to an additional ceiling test write down in the Canadian cost center.   This charge was the result of the fair value of the assets sold subsequent to year end being less than the book value of those properties.

Ceiling test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects.  When required the cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers at March 31, 2008 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test did not result in a write down in the Canadian or U.S. centers.

Depletion, Depreciation and Accretion (in thousands except for percentages and per boe amounts)
	Three months ended March 31
	2008	2007	Change
DD&A – excluding impairment	24,855	28,794	(14%)
Impairment expense	-	2,111	(100%)
DD&A	24,855	30,905	(20%)
DD&A per boe – excluding impairment	$25.07	$26.98	(7%)
Impairment expense per boe	-	1.98	(100%)
DD&A per boe	$25.07	$28.96	(13%)

TAXES

Future income tax reduction of $7.7 million arose primarily due to the reduction in book value compared to the related tax values.  The reduction in Q1 2008 is due to a change in the estimated tax rate when the temporary differences are expected to reverse at 26.6%.

NON-GAAP FINANCIAL MEASURES

The Trust provides financial measures in the MD&A that do not have a standardized meaning prescribed by GAAP.  These non-GAAP financial measures may not be comparable to similar measures presented by other entities.  The purpose of these financial measures, and their reconciliation to GAAP financial measures, are shown below.  All of the measures have been calculated on a basis that is consistent with previous disclosures.

Netback per boe of production is summarized below:

Netback per boe
	Three months ended March 31
	2008	2007	Change
Price received per boe (2)	$60.84	$51.04	19%
Royalties per boe	13.22	11.24	18%
Operating expense per boe	14.03	14.59	(4%)
Operating netback per boe	$33.59	$25.21	33%
G&A per boe (1)	6.10	5.66	8%
Interest expense per boe (1)	4.90	4.53	8%
Corporate netback per boe	$22.59	15.02	50%

(1)  Prior year restated to conform to presentation adopted in current year.

(2)  Price received excludes unrealized mark to market gain or loss.

Management uses netback to analyze operating performance.  Netback, as presented, is not intended to represent an alternative to net earnings (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to netback throughout this MD&A are based on the reconciliation in the table below:

Netback (in thousands, except per boe)
	Three months ended March 31
	2008	2007
Net loss	(1,907)	(62,752)
Income taxes	(7,550)	(10,216)
Foreign exchange loss (gain)	180	(662)
Depletion, depreciation and accretion	24,855	30,905
Goodwill impairment	-	49,341
Other	-	(1,036)
Unrealized mark-to-market loss on financial instruments	6,811	10,448
Corporate netback	22,389	16,028
Total volume (boe)	991,123	1,067,111
Corporate netback per boe (non-GAAP)	$22.59	$15.02

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from operations (in thousands)
	Three months ended March 31
	2008	2007
Cash provided by operating activities	13,229	22,757
Changes in non-cash working capital items	10,814	(4,793)
Funds from operations	24,043	17,964

In Q1 2008, funds from operations increased by 34% over Q1 2007 and increased by 99% from Q4 2007.  The increase in funds from operations is primarily the result of higher commodity prices realized combined with total cost reductions achieved at both operating and overhead levels.

DISTRIBUTIONS

On September 17, 2007 Enterra suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.  In December 2007, Enterra committed to extend the distribution suspension period for the duration of the credit facilities in order to advance its debt repayment.  As a result, distributions were nil in Q1 2008.

Enterra currently minimizes cash income taxes in corporate subsidiaries by maximizing deductions.  However, in future periods, there may be cash income taxes if deductions in the corporate entities are not sufficient to eliminate taxable income.  Taxability of Enterra was, until September 2007, passed on to unitholders in the form of taxable distributions.  Enterra anticipates that, commencing in 2011 new tax legislation that will subject the Trust to a tax in a manner similar to corporations will decrease the amount of cash available for distribution and thus reduce any potential cash distributions to unitholders.

CAPITAL EXPENDITURES

The following table represents the capital expenditures that were paid for with cash.

Capital Expenditures (in thousands except for percentages)
	Three months ended March 31
	2008	2007	Change
Capital expenditures	9,374	10,185	(8%)

Enterra accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period, which is not a result of capital additions or disposals.

During the quarter ended March 31, 2008 in Canada, Enterra spent $2.4 million in capital expenditures.  The major components of these expenditures include: $1.5 million on the acquisition of additional gross overriding royalty rights in northeastern British Columbia and $0.9 million related to well, facility and other equipment.  Enterra closed the dispositions of $39.5 million of non-core assets during the quarter with the net proceeds being used to reduce debt.

In the U.S. approximately $1.0 million of the total $7.0 million capital expenditures was spent on acquisitions of land for future development in Oklahoma.  In addition, $0.9 million was incurred on tie-ins to bring three new wells on production and $3.9 million on infrastructure additions to service the new wells being added.  All of the expenditures were in support of new wells being drilled under the area farm-out agreement.

During Q1 2008 in the U.S., costs totaling $2.2 million for a salt water disposal well and its related infrastructure were removed from property, plant and equipment and classified as a receivable.  Under the agreement with the joint venture partner, Enterra will recover the costs of the infrastructure over a three-year period.  During Q1 2008, Enterra earned $0.3 million of interest revenue on the receivable under this arrangement.

LIQUIDITY & CAPITAL RESOURCES

The revolving and operating credit facilities have a maximum borrowing capacity of $110.0 million with current borrowings at March 31, 2008 of $102.3 million.  Under the credit agreement, Enterra is required to make quarterly payments of $3.0 million commencing at the end of June, 2008 to reduce the amounts drawn on the revolving and operating facilities.  The quarterly payments on these facilities permanently reduce the amounts that can be drawn on the facilities.

The indebtedness under the second-lien credit facility is $29.1 million at March 31, 2008, and must be reduced to $28.0 million by June 30, 2008.  The maturity date of these credit facilities is November 20, 2008.  Enterra has also committed to extend the distribution suspension period for the duration of the facilities in order to advance its debt repayment program.  The agreement also restricts the convertible debenture interest payments for June 30, 2008 from being sourced from internally generated cash flow or with the proceeds of asset sales, but allows for the payment via alternative financings or via the trust unit interest payment election mechanism contained in the terms governing the convertible debentures.

Borrowings under the revolving and operating credit facilities bear interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 2.00%, or Canadian or U.S. prime rates plus a margin of 1.00% depending on the form of borrowing and the amount of debt outstanding relative to cash flow.  As at March 31, 2008 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 6.23% per annum.  At March 31, 2008, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

The second-lien facility is a non-revolving credit facility and is subordinated to the revolving and the operating credit facilities.  The facility bears interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 6.50%, or Canadian or U.S. prime rates plus a margin of 5.50% depending on the form of borrowing.  As at March 31, 2008 all borrowings under the second-lien facility were denominated in Canadian dollars and interest was being accrued at a rate of 10.69% per annum.

The lenders are currently conducting a borrowing base review based on the 2008 reserve report.  Management anticipated that the amounts available under the revolving and operating facility will increase as a result of the lenders review of the borrowing base.

Working Capital (in thousands)	March 31, 2008	March 31, 2007
Working capital (deficiency)	(124,009)	(198,013)
Working capital (deficiency) excluding bank indebtedness	7,643	(12,152)

RELATED PARTY TRANSACTIONS

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“Petroflow”), a public oil and gas company, to fund 100% of the drilling and completion costs of the Oklahoma Asset’s undeveloped lands.  The former Chief Executive Officer and former director of Enterra owned, directly and indirectly, approximately 16% of the outstanding shares of Petroflow during his tenure at Enterra.  A current director of Enterra owns approximately 2% of the outstanding shares of Petroflow.  As at March 31, 2008, US$2.8 million of trade receivables and US$8.7 million of long-term receivables were due from Petroflow (of which US$3.3 million is due within one year and classified as current).  The long-term receivables are for infrastructure costs incurred that are to be repaid by Petroflow over a three-year period and is subject to interest of 12% per annum.  During Q1 2008, US$0.3 million of interest income was earned on the long-term receivables from Petroflow (Q1 2007 – $nil).  In 2008, US$0.8 million of principal payments have been received.  The balance at March 31, 2008 is US$8.7 million.

On November 23, 2007, Enterra entered into a consulting agreement with Trigger Projects Ltd. for management services that would effectively be expected of the most senior manager of the Trust.  This contract has terms that require payment for services of $40,000 per month and a bonus of up to $0.5 million on termination.  The contract expires on May 31, 2008.  Payments of $177,000 were made to Trigger Projects Ltd. during Q1 2008 and $nil was payable at March 31, 2008.

Prior to December 2007, Enterra paid Macon Resources Ltd. (“Macon”), a company 100% owned by the former Chief Executive Officer, for management services provided by the former Chief Executive Officer, and for a portion of 2006 a previous Chief Financial Officer.  Macon did not provide any services to Enterra in 2008.  During Q1 2007 50,000 restricted units (valued at $0.4 million based on the unit price of trust units on the grant date) were granted to Macon.  On February 28, 2007, these restricted units vested and were converted to 50,441 trust units.  The former Chief Executive Officer resigned as an officer and director on November 27, 2007 and February 20, 2008 respectively.

TRUST UNIT INFORMATION

The Trust is capitalized through a combination of trust units and convertible debt.  The Trust also has a unit option plan, restricted unit plan, performance unit plan and warrants to purchase trust units outstanding.  The following table outlines outstanding equity instruments:

Outstanding unit data as at	May 12, 2008	March 31, 2008	December 31, 2007
Trust units	61,439,478	61,435,895	61,435,895
Trust unit options	963,000	993,000	1,474,334
Restricted units	1,115,800	1,170,418	1,057,483
Performance units	278,484	283,273	454,171
Warrants	-	301,000	301,000
8.0% Convertible debentures ($1,000 per debenture)	$80,331	$80,331	$80,331
8.25% Convertible debentures ($1,000 per debenture)	$40,000	$40,000	$40,000

CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING

At December 31, 2007 it was identified that as a result of turnover within Senior Management, the potential for control weaknesses was heightened.  Enterra filled these Senior Management positions in Q4 2007 and there have been no change in these positions during Q1 2008.  Senior management will continue to monitor the effectiveness of these controls and consult with external experts to assist management in their analysis.

MANAGEMENT REMEDIATION PLANS

Senior management positions have been filled with individuals that have the necessary experience and knowledge to address the complexity of the financial reporting requirements.  These individuals are addressing the individual control deficiencies which in aggregate resulted in the material weakness noted in the December 31, 2007 report.  Senior management is confident these deficiencies will be resolved in a timely manner now that there is stability in key positions within the organization.

CHANGES IN ACCOUNTING POLICIES

The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008:  Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”.

Section 1535 “Capital Disclosures” requires Enterra to provide disclosures about the capital of Enterra and how it is managed.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments - Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.

The adoption of these new accounting standards did not impact the amounts reported in the financial statements of Enterra; however, it did result in expanded note disclosure (see notes 10 and 11 to the financial statements).

International Financial Reporting Standards

In February 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.  This change in GAAP will be effective for years beginning January 1, 2011.

In December 2007, the SEC announced that the U.S. GAAP reconciliations requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS for years beginning on or after January 1, 2009.

CRITICAL ACCOUNTING ESTIMATES

Enterra continues to evolve and document its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.  Financial and operating results incorporate certain estimates including:

a)

estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

b)

estimated capital expenditures on projects that are in progress;

c)

estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves, which Enterra expects to recover in the future;

d)

estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

e)

estimated future recoverable value of property, plant and equipment and goodwill; and

f)

estimated fair value of derivatives and investments.

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.enterraenergy.com.

ABBREVIATIONS
AECO	Natural gas reference price in Alberta
bbl	barrel of oil
bbls per day	barrels of oil per day
boe	barrels of oil equivalent
(6 mcf equivalent to 1 bbl)
boe per day	barrels of oil equivalent per day
Cdn$	Canadian dollars
GAAP	Canadian Generally Accepted Accounting Principles
GJ	Gigajoule
mbbl	thousand barrels of oil
mboe	thousands of barrels of oil equivalent
mcf	thousand cubic feet of natural gas
mcf per day	thousands of cubic feet of natural gas per day
mmbtu	millions of British Thermal Units
mmbtu per day	millions of British Thermal Units per day
mmcf	millions of cubic feet of natural gas
Mwh	megawatt-hour
NGL	natural gas liquids
NYMEX	New York Mercantile Exchange
Q1	first quarter of the year - January 1 to March 31
Q2	second quarter of the year - April 1 to June 30
Q3	third quarter of the year - July 1 to September 30
Q4	fourth quarter of the year - October 1 to December 31
US$	United States dollars
WTI	West Texas Intermediate (oil reference price)